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                                  EXHIBIT 11.1
                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

For the Year Ended December 31, 2001

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
   1.      Net income...........................................................               $134,549,000
   2.      Total weighted average common shares outstanding-basic...............                 97,931,148
   3.      Basic earnings per share.............................................               $       1.37
   4.      Total weighted average common shares outstanding-diluted.............                 99,493,760
   5.      Diluted earnings per share...........................................               $       1.35
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